JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.

Section D-2

No. 100 Nanhai Avenue

Jinpan Development Area

Haikou, Hainan PRC

                September 4, 2008

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Russell Mancuso
Branch Chief

Re: Form F-3 For Jinpan International Limited (File No. 333-151817)

Dear Mr. Mancuso:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to September 8, 2008, at 10:00 a.m., New York time, or as soon as practicable thereafter. Please notify our attorney, Joseph Walsh, Esq., by phone at (212) 704-6030 or by fax at (212) 704-5919 of the date and time that the registration statement has been declared effective.

Very truly yours,

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
	Name:	Mark Du
	Title:	Chief Financial Officer